February 10, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Concert Pharmaceuticals, Inc.
Registration Statement on Form S-1 (File No. 333-193335)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as representatives of the several underwriters of Concert Pharmaceuticals, Inc. (the “Company”) in connection with the proposed initial public offering of the Company’s common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:30 p.m., Eastern Time, on February 12, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated February 3, 2014, through the date hereof:

Preliminary Prospectus dated February 3, 2014:

4,597 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

UBS Securities LLC
Wells Fargo Securities, LLC
As Representatives of the several Underwriters

UBS SECURITIES LLC	WELLS FARGO SECURITIES, LLC

By:	/s/ Thomas Leggett	By:	/s/ David Herman
	Name: Thomas Leggett		Name: David Herman
	Title: Executive Director		Title: Director

By:	/s/ Lee Schechter
Name: Lee Schechter
Title: Director